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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Mail Processing Section

FEB 2 8 2013

Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER

8 – 66650

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2012__ AND ENDING __DECEMBER 31, 2012__

## A.  REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PIN FINANCIAL, LLC

OFFICIAL USE ONLY

FIRM ID.  NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

842 Park Avenue

| Huntington | NY | 11743 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Mitchell                                   212-921-3251

(Area Code – Telephone No.)

## B.  ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAsLLP

| 132 Nassau Street, Suite 1023 | New York | NY | 10038 |
|---|---|---|---|

X       Certified Public Accountant

## FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption.  See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

*I, ROBERT J. MITCHELL, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of PIN FINANCIAL, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:*

## NONE

_____

_____

SWORN TO BEFORE ME
THIS 14 January 20 13

X _Robert J. Mitchell_
Signature

_Knop_ ceo
Title

X _Susan Otto_
Notary Public

SUSAN OTTO
Notary Public, State of New York
No. 5004502
Qualified in Nassau County
Commission Expires Nov. 16, 19 2013

This report** contains (check all applicable boxes):
- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation.
- (x) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# PIN FINANCIAL, LLC
## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2012

# PIN FINANCIAL, LLC
## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2012

**ASSETS**

| | |
|---|---:|
| Cash and cash equivalents | $ 12,506 |
| Total assets | $ 12,506 |

**LIABILITIES AND MEMBER'S CAPITAL**
**Liabilities:**

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 5,458 |
| Total liabilities | 5,458 |

**Commitments and Contingencies**

| | |
|---|---:|
| Capital (Note 4) | 7,048 |
| Total liabilities and member's capital | $ 12,506 |

*The accompanying notes are an integral part of this statement.*

## PIN FINANCIAL, LLC
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2012

**Note 1-**     **Nature of Business**

PIN Financial, LLC (The "Company"), a Limited Liability Company, is wholly owned by PIN Group LLC. The Company is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company earns advisory fees from providing investment banking services.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

**Note 2-**     **Summary of Significant Accounting Policies:**

*a)*     *Revenue Recognition*
Revenues and expenses related to advisory fee income are recorded as earned and incurred, respectively. Some contracts require retainer fees which are non-refundable and which cover most of the services that the Company already has performed or will perform in the immediate future. These fees are recognized when billed.

*b)*     *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

*c)*     *Income Taxes*
Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

*d)*     *Property and Equipment*
Property and equipment are depreciated on the straight-line method over an estimated useful life of four to seven years.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the length of the lease.

*e)*     *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

**Note 2-**      **Summary of Significant Accounting Policies (continued):**

*f)*      *Subsequent Events*

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 16, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

**Note 3-**      **Related Party**

The Company is provided office space by its parent. Per their agreement, the Company does not have to pay the parent until they start generating sufficient revenues to do so.

**Note 4-**      **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had net capital of $7,048, which was $2,048 in excess of its required net capital of $5,000. The Company's net capital ratio was 77.44%.

---



# LERNER & SIPKIN
## CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

## INDEPENDENT AUDITORS' REPORT

To the Stockholders of
PIN Financial, LLC
842 Park Avenue
Huntington, NY 11743

### Report on the Financial Statements

We have audited the accompanying statement of financial condition of PIN Financial, LLC, (the Company) as of December 31, 2012.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PIN Financial, LLC, as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 16, 2013